Securities and Exchange Commission
Washington, D.C. 20549

____________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

OneSource Information Services, Inc.

(Name of Subject Company (Issuer))

OSIS Acquisition Corp. (Offeror)
a wholly-owned subsidiary of
infoUSA Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
Rights to Purchase Series A Junior Participating Preferred Stock, Par Value $0.01 per Share
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Vinod Gupta
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$118,266,700.65	$14,984.39

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 11,657,918 shares of common stock, par value $0.01 per share, of OneSource Information Services, Inc. and 1,705,551 shares of such common stock issuable upon exercise of outstanding stock options, each at a price per share of $8.85 in cash (the “Offer Price”). Such number of shares represents all such shares outstanding as of May 3, 2004, plus all options to purchase common stock that are currently exercisable or will become exercisable prior to July 31, 2004. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2004 issued by the Securities and Exchange Commission on October 31, 2003, equals 0.01267% of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☒ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity And Background of Filing Person.
Item 4. Terms of The Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
Ex-99.(a)(1)(A) OFFER TO PURCHASE
Ex-99.(a)(1)(B) Letter of Transmittal
Ex-99.(a)(1)(C) NOTICE OF GAURANTEED DELIVERY
Ex-99.(a)(1)(D) BROKER LETTER
Ex-99.(a)(1)(E) CLIENT LETTER
Ex-99.(a)(1)(F) TAX GUIDELINES
Ex-99.(a)(1)(I) SUMMARY ADVERTISEMENT
Ex-99.(B) COMMITTMENT LETTER
Ex-99.(D)(4) CONFIDENTIALITY AGREEMENT

SCHEDULE TO

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by OSIS Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase shares of preferred stock of OneSource (the “Shares”), of OneSource Information Services, Inc., a Delaware corporation (“OneSource”), at a purchase price of $8.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Purchase under “Summary Term Sheet,” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the subject company is OneSource Information Services, Inc. The information set forth in the Offer to Purchase under “Introduction” and Section 8 (“Certain Information Concerning OneSource”) is incorporated herein by reference.

(b)	The class of equity securities to which this Schedule TO relates is Common Stock, par value $0.01 per Share of OneSource, including the associated Rights (as defined in the Introduction to the Offer to Purchase). The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity And Background of Filing Person.

(a), (b), (c)	This Statement is being filed by the Purchaser and infoUSA. The information set forth in the Offer to Purchase under “Introduction” and Section 9 (“Certain Information Concerning the Purchaser and infoUSA”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of The Transaction.

(a)(1)(i — viii, xii), (a)(2)(i-iv, vii)	The information set forth in the Offer to Purchase under “Introduction”, Section 1 (“Terms of the Offer; Expiration Date”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (“Procedure for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Certain United States Tax Considerations”), Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”), Section 14 (“Certain Conditions to the Offer”), and Section 15 (“Certain Legal Matters and Regulatory Approvals”) is incorporated herein by reference.

(a)(1)(ix-xi)	Not applicable.

(a)(2)(v-vi)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	No transactions, other than those described in paragraph (b), have occurred during the past two years between the Filing Persons and OneSource or any of its affiliates that are not natural persons.

(b)	The information set forth in the Offer to Purchase under “Introduction”, Section 9 (“Certain Information Concerning the Purchaser and infoUSA”); Section 11 (“Background of the Offer; Contacts with OneSource”) and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under “Introduction”, Section 11 (“Background of the Offer; Contacts with OneSource”) and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) is incorporated herein by reference.

(c)(1)-(7)	The information set forth in the Offer to Purchase under “Introduction”, Section 7 (“Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration”), Section 11 (“Background of the Offer; Contacts with OneSource”), Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) and Section 13 (“Dividends and Distributions”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) — (b)	The information set forth in the Offer to Purchase under “Introduction”, Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), Section 11 (“Background of the Offer; Contacts with OneSource”) and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under “Introduction” and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a) — (b)	The Filing Persons believe that the financial condition of infoUSA, the Purchaser, and their affiliates is not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because the Offer consists solely of cash, the Offer is not subject to any financing condition, infoUSA is a public reporting company that files reports electronically on EDGAR, and the Offer is for all outstanding Shares. If the Offer is consummated, the consideration payable in the subsequent merger is the same as the consideration in the Offer.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Purchase under “Introduction”, Section 7 (“Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration”), Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) and Section 15 (“Certain Legal Matters

and Regulatory Approvals”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 6, 2004

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Joint press release issued by infoUSA Inc. and OneSource Information Services, Inc. on April 29, 2004 (incorporated herein by reference to Exhibit 99.1 of infoUSA’s Schedule TO-C filed on April 29, 2004)

(a)(1)(H)	Transcript of a conference call held by infoUSA Inc. on April 29, 2004 (incorporated herein by reference to Exhibit 99.1 of infoUSA’s Schedule TO-C filed on April 30, 2004)

(a)(1)(I)	Summary Advertisement, dated May 6, 2004, appearing in the Wall Street Journal

(b)	Commitment Letter Re: $250,000,000 Senior Secured Credit Facilities, dated April 21, 2004, from Wells Fargo Bank, National Association, as modified by that certain letter agreement dated April 23, 2004

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of April 29, 2004, by and among infoUSA Inc., OSIS Acquisition Corp. and OneSource Information Services, Inc. (incorporated herein by reference to Exhibit 2.1 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(2)	Tender and Voting Agreement, dated as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., and ValueAct Capital International, Ltd. (incorporated herein by reference to Exhibit 2.2 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(3)	Stockholder Support Agreement, dated as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp. and Martin F. Kahn (incorporated herein by reference to Exhibit 2.3 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(4)	Confidentiality Agreement, dated October 22, 2003, by and between infoUSA Inc.

and OneSource Information Services, Inc.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSIS ACQUISITION CORP.

	By:	/s/ Raj Das

	Name:	Raj Das
	Its:	Chief Financial Officer

INFOUSA INC.

	By:	/s/ Raj Das

	Name:	Raj Das
	Its:	Chief Financial Officer
Dated: May 6, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 6, 2004

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Joint press release issued by infoUSA Inc. and OneSource Information Services, Inc. on April 29, 2004 (incorporated herein by reference to Exhibit 99.1 of infoUSA’s Schedule TO-C filed on April 29, 2004)

(a)(1)(H)	Transcript of a conference call held by infoUSA Inc. on April 29, 2004 (incorporated herein by reference to Exhibit 99.1 of infoUSA’s Schedule TO-C filed on April 30, 2004)

(a)(1)(I)	Summary Advertisement, dated May 6, 2004, appearing in the Wall Street Journal

(b)	Commitment Letter Re: $250,000,000 Senior Secured Credit Facilities, dated April 21, 2004, from Wells Fargo Bank, National Association, as modified by that certain letter agreement dated April 23, 2004

(d)(1)	Agreement and Plan of Merger, dated as of April 29, 2004, by and among infoUSA Inc., OSIS Acquisition Corp. and OneSource Information Services, Inc. (incorporated herein by reference to Exhibit 2.1 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(2)	Tender and Voting Agreement, dated, as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., and ValueAct Capital International, Ltd. (incorporated herein by reference to Exhibit 2.2 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(3)	Stockholder Support Agreement, dated as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp. and Martin F. Kahn (incorporated herein by reference to Exhibit 2.3 of infoUSA’s Current Report on Form 8-K filed on April 29, 2004)

(d)(4)	Confidentiality Agreement, dated October 22, 2003, by and between infoUSA Inc. and OneSource Information Services, Inc.